Liquidnet, Inc. BD Number: 103987

2/24/202606/02/2026

BD – DIRECT OWNERS / EXECUTIVE OFFICERS

Ownership Codes:	NA – less than 5%	B – 10% but less than 25%	D - 50% but less than 75%
	A – 5% but less than 10%	C – 25% but less than 50%	E – 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
BOND, ROBERT	I	CEO/DIRECTOR	09/2021	NA	Y	N	4121948
HALLIGANLANE, BRIAN J.JASON	I	CHIEF COMPLIANCE OFFICER	10/202506/2026	NA	Y	N	50163642671708
ICAP GLOBAL BROKING INC.	DE	SHAREHOLDER	11/2025	E	Y	N	47-1077784
PEZEU, CHRISTIAN JEAN MICHEL	I	CHIEF FINANCIAL OFFICER	04/2021	NA	Y	N	5661987
DUGAN, PETER JOSEPH	I	GENERAL COUNSEL	03/2026	N/A	N	N	352313